SCHEDULE A
Amended as of February 28, 2018
to the
AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT
dated September 1, 2016 between
THE ADVISORS' INNER CIRCLE FUND
and
CAMBIAR INVESTORS, LLC

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of the Trust:

Name of Fund	Maximum Annual Operating Expense Limit	Initial End Date
Cambiar Opportunity Fund	0.80%	March 1, 2019
Cambiar Small Cap Fund	1.05%	March 1, 2019
Cambiar Global Ultra Focus Fund	1.10%	March 1, 2019
Cambiar International Equity Fund	0.95%	March 1, 2019
Cambiar SMID Fund	0.95%	March 1, 2019
Cambiar Global Equity Fund	0.95%	March 1, 2019
Cambiar International Small Cap Fund	1.15%	March 1, 2019

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS' INNER CIRCLE FUND		CAMBIAR INVESTORS, LLC

By:	/s/ Dianne Descoteaux	By:	/s/ Nancy Wigton
Name:	Dianne Descoteaux	Name:	Nancy Wigton
Title:	VP & Secretary	Title:	Executive Director